J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Wells Fargo Securities, LLC

500 West 33rd Street

14th Floor

New York, New York 10001

July 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	Ryan Specialty Group Holdings, Inc.

Registration Statement on Form S-1

Registration File No. 333-257233

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Ryan Specialty Group Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Washington, D.C. time, on July 21, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

J.P. MORGAN SECURITIES LLC BARCLAYS CAPITAL INC. GOLDMAN SACHS & CO. LLC WELLS FARGO SECURITIES, LLC

J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond S. Rice
	Name:	Drummond S. Rice
	Title:	Executive Director

BARCLAYS CAPITAL INC.

By:	/s/ Amrit David
	Name:	Amrit David
	Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ James Mann
	Name:	James Mann
	Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Lear Beyer
	Name:	Lear Beyer
	Title:	Managing Director

[Signature Page to Acceleration Request – Underwriters]